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18005608

SEC
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Section

FEB 28 2018

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-69298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSE & CO. CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 W. 57TH ST. #6C
(No. and Street)

NEW YORK	NY	10019-3311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R.K. BRUCE, JR. CPA 502-299-4993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM CPAs & Advisors LLP
(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower	Louisville	KY	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Simon Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSE & CO. CAPITAL ADVISORS LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/Managing Member

Title

Notary Public

SUSAN A. BIDAT
Notary Public, State of Indiana
Floyd County
Commission # 682179
My Commission Expires
March 21, 2024

NOTARY PUBLIC SEAL INDIANA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rose & Co. Capital Advisors, LLC

Financial Statements

For the Years Ended

December 31, 2017 and 2016

Rose & Co. Capital Advisors, LLC

Table of Contents

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Member
Rose & Co. Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Rose & Co. Capital Advisors, LLC (the "Company"), as of December 31, 2017 and 2016, the related statements of operations, member's equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rose & Co. Capital Advisors, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rose & Co. Capital Advisors, LLC's management. Our responsibility is to express an opinion on Rose & Co. Capital Advisors, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rose & Co. Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of Rose & Co. Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Rose & Co. Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rose & Co. Capital Advisors, LLC's auditor since 2014.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 27, 2018

Rose & Co. Capital Advisors, LLC
Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
Assets		
Cash and cash equivalents	$ 136,592	$ 120,973
Accounts receivable	25,000	-
Total Current Assets	161,592	120,973
Computer Equipment, at costs less accumulated depreciation of $1,036 and $744	421	713
Total Assets	$ 162,013	$ 121,686
Liabilities and Member's Equity		
Liabilities		
Credit card payable	$ -	$ 173
Total Liabilities	-	173
Member's Equity	162,013	121,513
Total Liabilities and Member's Equity	$ 162,013	$ 121,686

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Operations
For the Years Ended December 31, 2017 and 2016

	2017	2016
Revenues	$ 47,500	$ -
Expenses		
Technology and communications	2,296	2,028
Legal and professional fees	782	754
Financial and accounting fees	13,980	14,100
Licensing and FINRA fees	8,534	2,354
Occupancy, insurance and equipment depreciation	8,286	15,485
Office expense and supplies	276	263
Dues, publications and continuing education	-	260
Taxes and licenses	346	300
Total Expenses	34,500	35,544
Net Income (Loss) from Operations	$ 13,000	$ (35,544)

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Member's Equity
For the Years Ended December 31, 2017 and 2016

	2017	2016
Balance at January 1	$ 121,513	$ 123,057
Member contributions	27,500	34,000
Net income (loss)	13,000	(35,544)
Balance at December 31	$ 162,013	$ 121,513

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Income (Loss)	$ 13,000	$ (35,544)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	292	291
Increase in accounts receivable	(25,000)	-
(Decrease) increase in credit card payable	(173)	4
Net Cash Used in Operating Activities	(11,881)	(35,249)
Cash Flows from Financing Activities		
Member contributions	27,500	34,000
Net Cash Provided by Financing Activities	27,500	34,000
Net Increase (Decrease) in Cash and Cash Equivalents	15,619	(1,249)
Cash and Cash Equivalents at the Beginning of the Year	120,973	122,222
Cash and Cash Equivalents at the End of the Year	$ 136,592	$ 120,973

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Notes to Financial Statements
December 31, 2017 and 2016

Note A - Nature of Organization and Operations

Rose & Co. Capital Advisors, LLC ("the Company"), a Delaware limited liability company located in New York, New York, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing independent investment banking advisory services to a myriad of clients and industries. The Company's core advisory practice includes mergers and acquisitions, financial restructuring, underwriting or selling securities (other than mutual funds) on a best efforts or firm commitment basis, and in private placement of securities as a selling group member.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued. Effective January 1, 2018, the Company admitted two new individual members whose combined ownership interest totals 35%.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Accounts Receivable: Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

6. Revenue and Cost Recognition: Revenue is recognized as services are performed and earned per the contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. Expenses associated with service activities, such as consultant fees (see Notes C and E), are recognized concurrently with the revenues. Revenue from consulting is generally recognized when the related service has been performed by the Company.

7. Income Taxes: The Company is organized as a single-member limited liability company and is a sole proprietorship. Therefore, net income for Federal and State income tax purposes is passed through to the sole proprietor personally.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2014-2017 tax years remain open and subject to examination

Note C - Related Party Transactions

The Company and an affiliate, Audeamus, LLC, are 100% owned by Simon Rose, individually. Mr. Rose since owning both has entered into agreement with the Company to pay for all administrative and overhead expenses of the Company. As such only directly billed invoices to the Company will be the responsibility of the Company. The Company entered into a lease agreement with Audeamus for its allocated share of the office it subleases from Mr. Rose. Monthly rent for the office is $1,200 per month. Rent was $7,200 and $14,400 respectively, for each year 2017 and 2016. The Company moved its office to New York, New York in 2017 and terminated the lease. A 70% owned affiliate of Audeamus, LLC, Rose & Company Holding, LLC, provides the administrative and overhead expenses of the Company.

The Company has no employees of its own, but will contract with the affiliate under a commission or consulting arrangement to provide the resources for specific project needs.

The affiliate provides general administrative and related services to the Company with no allocation of costs.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2017 and 2016, the Company had net capital, as defined, $161,592 and $120,800, respectively, which is in excess of the minimum requirement for the Company of $100,000.

Note E - Concentrations of Risk

The Company is dependent on the affiliate for administrative support.

Note F - Recent Accounting Pronouncements

On May 28 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

The Company is currently in the process of evaluating the impact of adoption of these ASUs on the financial statements.

Supplementary Information

Rose & Co. Capital Advisors, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended December 31, 2017 and 2016

	2017	2016
Net Capital		
Total Member's Equity	$ 162,013	$ 121,513
Non-Allowable Assets	(421)	(713)
Net Capital	$ 161,592	$ 120,800
Aggregate Indebtedness	$ -	$ 172
Computation of basic net capital requirement:		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital	$ 61,592	$ 20,800
Ratio of aggregate indebtedness to net capital	-	.001 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's FOCUS report	$ 161,592	$ 120,800
Net capital per above	$ 161,592	$ 120,800

See report of independent registered public accounting firm.

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Member
Rose & Co. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rose & Co. Capital Advisors, LLC Exemption Report, in which (1) Rose & Co. Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 27, 2018

Kentucky
Indiana
Ohio

MCM CPAs & Advisors LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Rose & Co. Capital Advisors, LLC
Exemption Report

Rose & Co. Capital Advisors, LLC
130 West 157th Street, Suite 6C
New York, NY 10019

SEC File No.: 8-69298
CRD No.: 168274

Fiscal Year Ended December 31, 2017

Rose & Co. Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Simon A. Rose, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO